SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FMG ACQUISITION CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Common Stock, par value $0.0001
(Title of Class of Securities)

34410L106
(CUSIP Number of Class of Securities)

Gordon G. Pratt
Chairman, President and Chief Executive Officer
Four Forest Park, Second Floor
Farmington, Connecticut 06032
(860) 677-2701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.
Adam S. Mimeles, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
(212) 370-1300
(212) 370-7889—Fax

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$26,732,134	$1,050.57

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 3,320,762 shares of outstanding common stock of FMG Acquisition Corp., par value $0.0001 per share, at the tender offer price of $8.05 per share.

**	The amount of the filing fee, calculated in accordance with Section13(e) of the Exchange Act, equals $39.30 per million dollars of the transaction valuation. This amount has been previously paid.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,050.57	Filing Party: FMG Acquisition Corp.
Form or Registration No.:Schedule TO	Date Filed: August 29, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No.1 (“Amendment No.1”) supplements and amends the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by FMG Acquisition Corp., a Delaware corporation (“FMG” or the “Company”), with the Securities and Exchange Commission on August 29, 2008 relating to the offer to purchase for cash up to 3,320,762 shares of its common stock, par value $0.0001 per share (the “shares”), at a price of $8.05 per share, net to the seller in cash, without interest.The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated August 29, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

On September 22, 2008, FMG issued a press release, a copy of which is attached hereto as Exhibit (a)(1)(E) and incorporated herein by reference, which announced that FMG has withdrawn the Offer. No shares were purchased by FMG pursuant to the Offer, and all shares tendered to FMG will be promptly returned.

ITEM 12.

Item 12 is hereby amended and supplemented as follows:

The following Exhibit is added:

(a)(1)(E) Press Release issued by FMG on September 22, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FMG Acquisition Corp.

By:	/s/ Gordon G. Pratt
Gordon G. Pratt
Chairman, President and Chief Executive Officer

Date: September 22, 2008